UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33443

Dynegy Inc.

(Exact name of registrant as specified in its charter)

601 Travis, Suite 1400

Houston, Texas 77002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(713) 507-6400

(Registrant’s telephone number, including area code)

Plan interests, Common Stock, $0.01 par value per share, and certain Deferred Compensation Obligations under the following plans:

Dynegy Inc. 401(k) Savings Plan

Dynegy Midwest Generation, Inc. 401(k) Savings Plan

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered under a Collective Bargaining Agreement

Dynegy Northeast Generation, Inc. Savings Incentive Plan

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date: None

*    Effective March 13, 2012, participants in the plans listed on the cover page hereto were no longer permitted to direct the investment of their plan accounts into the above-referenced employer securities, and any investment of plan accounts in such securities were reallocated to other funds within each participants’ plan accounts. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Forms 11-K no longer need to be filed.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dynegy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 8, 2012	By:	/s/ Catherine B. Callaway
		Name:	Catherine B. Callaway
		Title:	General Counsel and Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.